UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-34140
Federal National Mortgage Association; New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
3900 Wisconsin Avenue, NW, Washington, DC 20016; Tel: (202) 752-7000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
8.25% Non-Cumulative Preferred Stock, Series T, stated value $25 per share
8.75% Non-Cumulative Mandatory Convertible Preferred Stock, Series 2008-1, stated value $50 per share
Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series S, stated value $25 per share
7.625% Non-Cumulative Preferred Stock, Series R, stated value $25 per share
6.75% Non-Cumulative Preferred Stock, Series Q, stated value $25 per share
Variable Rate Non-Cumulative Preferred Stock, Series P, stated value $25 per share
5.50% Non-Cumulative Preferred Stock, Series N, stated value $50 per share
4.75% Non-Cumulative Preferred Stock, Series M, stated value $50 per share
5.125% Non-Cumulative Preferred Stock, Series L, stated value $50 per share
5.375% Non-Cumulative Preferred Stock, Series I, stated value $50 per share
5.81% Non-Cumulative Preferred Stock, Series H, stated value $50 per share
Variable Rate Non-Cumulative Preferred Stock, Series G, stated value $50 per share
Variable Rate Non-Cumulative Preferred Stock, Series F, stated value $50 per share

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Federal National Mortgage Association certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

June 28, 2010	By:	/s/ Stephen H. McElhennon	Vice President & Deputy General Counsel

Date		Name	Title
Stephen H. McElhennon